

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Manfred Loong
Chief Financial Officer
China Ming Yang Wind Power Group LTD
Jianye Road, Mingyang Industry Park
National Hi-Tech Industrial Development Zone
Zhongshan, Guangdong 528437
People's Republic of China

> **Re: China Ming Yang Wind Power Group LTD
>   Form 20-F for the fiscal year ended December 31, 2011
>   Filed April 30, 2012
>   File No. 001-34866**

Dear Mr. Loong:

We have reviewed your response letter dated September 28, 2012 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 80

1. We reference your responses to prior comments 3 and 4. We note that as of the end of September 2012, you have only collected 30% of outstanding trade receivables from December 31, 2011. Please explain to us when you expect to collect the outstanding receivables. In addition, please provide us with your analysis under paragraphs 58 and 59 of IAS 39 in determining that the financial asset is not impaired. In this regard, we see from

your response that certain customers are unable to draw down on loans as originally planned to make payments under the related contracts.

Item 18. Financial Statements, page F-1

Note 14. Investments in Jointly Controlled Entities, page F-49

2. Please enhance your disclosure in future filings to discuss when you recognize revenue from sales of wind turbines to the jointly controlled entities, similar to your response to prior comment 5.

Other

3. Please provide the representations from the company set forth in the next to last paragraph of our letter dated August 30, 2012.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief